Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intelsat S.A.:

We consent to the incorporation by reference in the registration statement (No. 333-187976) on Form S-8 of Intelsat S.A. of our report dated February 20, 2014, with respects to the consolidated balance sheets of Intelsat S.A. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements operations, comprehensive loss, changes in shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 20-F of Intelsat S.A.

KPMG LLP

McLean, Virginia

February 20, 2014